Exhibit 99.7

I, Michael F. Shaw do hereby certify that:

1.	I am an employee of: Baja Mining Corp.
1177 W. Hastings St. Suite 2350, Vancouver, BC
Canada, V6E 2K3

2.	I graduated with a BSc degree in chemistry from the University of Texas at El Paso in 1970. In addition I obtained a MSc degree in metallurgical engineering from the same university, in 1975.

3.	I am a Member of the Society of Mining Engineers and the Mining and Metallurgical Society of America.

4.	I have worked as an engineer for 11 years and a mining and metals project manager for another 29 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the section of the technical report titled “Technical Report Update”, (the “Technical Report”), dated March 2, 2010, relating to capital cost development. I have been resident at the Property since August 2008.

7.	I have had an involvement in the Property since August 2007. The nature of this involvement includes general project management and development of capital cost estimates

8.
As of the date of this certificate, to the best of my knowledge and belief, the Technical Report contains all scientific information that is required to be disclosed to make the Technical Report not misleading.

9.	I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated March 5, 2010

/s/ Michael Shaw
Signature of Qualified Person

Michael F. Shaw
Name of Qualified Person